Exhibit 99.2

VERSABANK

(the “Bank”)

CERTIFICATE OF OFFICER

TO:	Ontario Securities Commission Alberta Securities Commission Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador Office of the Superintendent of Securities (Prince Edward Island)
The Manitoba Securities Commission
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Northwest Territories) Office of the Superintendent of Securities (Nunavut)

RE:	Abridging Time Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

DATE:	August 24, 2026

The undersigned, Tammie Ashton, the duly appointed Global Executive Vice President of the Bank, hereby certifies for and on behalf of the Bank, and not in their personal capacity and without personal liability, intending that the same may be relied upon by you without further inquiry, that the Bank is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)	the Bank has arranged to have proxy-related materials for the special meeting of the shareholders of the Bank to be held on September 16, 2026 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Bank has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Bank is relying upon section 2.20 of NI 54-101.

VERSABANK

By:	/s/ Tammie Ashton
	Name:	Tammie Ashton
	Title:	Global Executive Vice President